EXHIBIT 1

[JATAAYU LOGO]                                                      [e-SIM LOGO]


FOR IMMEDIATE RELEASE

PRESS CONTACT:

Madhusmita Lahkar                                         Yardena Cogan
madhus@jataayusoft.com                                    ycogan@e-sim.co.il
JATAAYU SOFTWARE                                          e-SIM LTD.
Ph:  +91 80 2856 5852/53                                  Ph: +1 888 742 9364
Fax: +91 80 2856 5854                                     Fax: +1 972 2 587 0773



         JATAAYU SOFTWARE TO INTEGRATE MOBILE DEVICES PRODUCT SUITE WITH
                              e-SIM'S MMI SOLUTION

JERUSALEM, ISRAEL, AND BANGALORE, INDIA, FEBRUARY 10, 2005 - Jataayu Software
(P) Ltd., (Jataayu), a leading provider of terminal side solutions, and e-SIM (OTCBB: ESIMF.OB), a leading provider of Man Machine Interface (MMI) solutions for wireless handsets, announced plans to integrate and bundle the Jataayu Terminal solutions suite with e-SIM's MMI (Man Machine Interface) solution. The agreement enables device manufacturers, OEMs, and ODMs to rapidly launch feature-rich and intuitive mobile devices to market with Jataayu's industry leading browsing and messaging solutions together with e-SIM's market-proven complete MMI solution.

The success of a mobile device involves engaging the user interactively. An intuitive interface between the user and the applications on the mobile device increases user satisfaction and thereby, the success of the mobile device. Jataayu's terminal suite includes WAP 2.0 browsers, MMS clients, Sync Clients, IMPS Cients and professional services. e-SIM's market-proven, end-to-end MMI solution includes a complete MMI reference design, a comprehensive set of RapidPLUS(TM) development and customization tools, and a broad range of professional services. The pre-integrated Jataayu mobile suite with e-SIM's MMI provides device manufacturers, OEMs, and ODMs with an optimized solution to reduce time to market for newer devices.

Raj Kesarimall, Director, Jataayu Software, commented, "Device Manufacturers today are increasingly looking at means to differentiate their offerings, lower the costs and reduce the time to market. Given this scenario, the pre-integrated offering of Jataayu's industry leading browsing and messaging product suite and e-SIM's market-proven mobile handset MMI solution enables mobile device manufacturers, OEMs and ODMs to drastically reduce effort, costs towards integration and testing thereby accelerating the launch of devices to the market. We believe that this partnership will go a long way in addressing the problems faced by Device Manufacturers."

Reuven Kleinman, VP Business Development and Marketing, commented for e-SIM, "In today's highly competitive market, mobile handset manufacturers and hardware reference design suppliers need a fully pre-integrated software solution that will enable them to quickly deploy many differentiated models at low cost and lower risk. The combination of Jataayu's terminal suite and e-SIM's MMI solution is an optimal combination to answer this need. e-SIM expects that this integration will further increase its market share as the leading MMI solution provider in the mobile handset market and enable both Jataayu and e-SIM to further grow their revenues."


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[JATAAYU LOGO]                                                      [e-SIM LOGO]

For demos and product launches, please get in touch with JATAAYU
(infodesk@jataayusoft.com). To see a demonstration of the e-SIM MMI Solution at 3GSM, please contact shaindyb@e-sim.com

ABOUT JATAAYU SOFTWARE

Jataayu Software, (www.jataayusoft.com) a pioneer in the Wireless Internet industry is a worldwide leader in the area of MMS, WAP, SMS, IMPS, SyncML and messaging. With a strong commitment to technology development and focus on the mobile arena, Jataayu offers highly optimized messaging and browsing solutions for mobile terminals as well as carrier grade infrastructure software solutions including highly scalable Servers/Gateways, Chat, PIM and Notification/ Alert systems for Mobile Operators and Enterprises on GSM/GPRS/3G and CDMA environments.

The wireless terminal solutions offered by Jataayu include WAP 2.0 browsers, MMS clients, Sync Clients, IMPS Clients and other applications that are based on open standards, are highly portable, interoperable and platform agnostic (Windows MobileOS, PalmOS, Symbian, J2ME and other native OS platforms) for wireless terminals. Jataayu wireless terminal solutions are licensed by leading device manufacturers, ODMs and suppliers of reference platforms for the present and next generation devices

ABOUT e-SIM

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and other electronic products. e-SIM's MMI solutions are used by a wide range of platform vendors and wireless handset manufacturers, including Texas Instruments, Freescale (formerly Motorola
SPS), Renesas, Sasken, NEC, Kyocera, BenQ, and others. e-SIM's MMI technology has been incorporated into millions of handsets on the market.

For further information, please contact:

MARKETING CONTACT                                             INVESTOR CONTACT
Jataayu Software                                              e-SIM
Raj Kesarimall                                                Yaron Eldad
mailto:rajk@jataayusoft.com                                   yaron@e-sim.co.il
1402, 140th Place NE, Suite 200                               +972 2 587 0770
Bellevue, WA 98007
M: +1 425 829 5039
Tel: +1 425 641 1225
Fax: +1 425 641 1544


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JATAAYU AND UNWIRING THE INTERNET ARE REGISTERED TRADEMARKS OF JATAAYU SOFTWARE
(P) LTD. OTHER NAMES, IF ANY, MAY BE TRADEMARKS OF THEIR RESPECTIVE OWNERS

e-SIM AND RAPIDPLUS(TM) ARE REGISTERED TRADEMARKS OF e-SIM . OTHER NAMES, IF ANY, MAY BE TRADEMARKS OF THEIR RESPECTIVE OWNERS

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, SIGNIFICANT FLUCTUATIONS AND UNPREDICTABILITY OF OPERATING RESULTS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE, DEPENDENCE ON A SINGLE PRODUCT LINE, EXTENT OF DEMAND FOR THE COMPANY'S PRODUCT, IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE, LENGTHY SALES CYCLE, CHANGING ECONOMIC CONDITIONS, RISKS OF JOINT DEVELOPMENT PROJECTS, DEPENDENCE ON KEY PERSONNEL, DIFFICULTIES IN MANAGING GROWTH, RISKS RELATING TO SALES AND DISTRIBUTION, RISKS ASSOCIATED WITH INTERNATIONAL SALES, RISKS OF PRODUCT DEFECTS, DEPENDENCE ON COMPANY PROPRIETARY TECHNOLOGY. FOR A MORE DETAILED DISCUSSION OF THESE AND OTHER RISK FACTORS, SEE THE COMPANY'S FORM 20-F AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.


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